Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

						Six Months
						Ended
	Fiscal Year Ended June 30,					Dec. 31,
	2000	2001	2002	2003	2004	2004
EARNINGS:
Income before income tax expense	$67,382	$59,325	$78,984	$77,660	$46,157	$32,551
Add: Fixed charges	3,378	2,801	2,967	14,375	13,161	6,454

Earnings as defined	$70,760	$62,126	$81,951	$92,035	$59,318	$39,005

FIXED CHARGES:
Interest expense	$2,246	$1,263	$1,376	$10,038	$8,663	$4,244
Amortization of deferred financing fees	—	—	—	2,542	2,145	1,080

Interest expense as reported	2,246	1,263	1,376	12,580	10,808	5,324
Portion of rent expense as interest	1,132	1,538	1,591	1,795	2,353	1,129

Fixed charges as defined	$3,378	$2,801	$2,967	$14,375	$13,161	$6,453

Ratio of earnings to fixed charges	21.0x	22.2x	27.6x	6.4x	4.5x	6.0x

For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.